KERRY

RECEIVED

2007 MAY 15 A 11:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

07023551

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

10th May, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Hugh Friel,
Chief Executive,
KERRY GROUP PLC.

5/16

10 May, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it purchased 200,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €22.10.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 183,520,935.

- ENDS -

END